Exhibit 99.1

SIMPPLE Ltd. Announces New Contracts and Partnerships in Australia and New Zealand

Singapore, October 9, 2024 – SIMPPLE Ltd. (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management (FM) sector, today announced the closing of multiple contracts and strategic partnerships in Australia and New Zealand (ANZ). The contracts included agreements to provide:

●	an end-to-end integrated cleaning services and compliance solution incorporating workforce management, IoT sensors and robotics, at two international and one regional Australian airport, to the aviation services arm of a global Danish outsourcing company with annual revenue of over $11 billion;
●	a cleaning services and compliance solution, at five campuses of an Australian university, to the education services arm of that same Danish company;
●	a cleaning services and compliance solution, at a food manufacturing plant in Sydney, to the manufacturing services division of a global UK-headquartered facilities management services company with annual revenue of over $2 billion; and
●	a cleaning services and compliance solution, at a major retail centre in Sydney, for another division of that same UK-headquartered company.

Aggregate revenue from these four contracts is projected at approximately $2.35 million.

SIMPPLE’s recently completed strategic partnerships include five collaborations aimed at distributing SIMPPLE Robotics and software capabilities and building a service delivery, maintenance and support network across ANZ. These new partners include:

●	a provider of robotic solutions and services to the hospitality, retail and healthcare industries in Australia;
●	a Sydney-headquartered supplier of autonomous security robots and other technology solutions to major corporate and government customers in Australia;
●	a Sydney-headquartered retailer and wholesaler of cleaning equipment and supplies;
●	a Brisbane-headquartered supplier of cleaning, catering, hospitality, health and hygiene supplies to businesses in Australia; and
●	a supplier of A.I. robotic solutions in New Zealand.

Spearheading the closing of these contracts and partnerships was the new leadership team at the recently established SIMPPLE Australia Pty Ltd subsidiary in Brisbane. This team includes Aloysius Chong, SIMPPLE’s former CEO relocated in February 2023 to Australia to serve as SIMPPLE Australia Pty Ltd’s Director of Brand and Product Strategy; James Yatras, appointed in February 2023 as SIMPPLE’s Head of Australia and New Zealand; and Greg Crisp, appointed in June 2024 as the Company’s Regional Sales Director for Australia and New Zealand.

“These contracts and partnerships mark a significant step in our strategic expansion into the lucrative Australia and New Zealand markets,” said SIMPPLE Ltd CEO Norman Schroeder. “These agreements also highlight our Company’s capability to venture into a wide range of new sectors covering aviation, education, healthcare, and manufacturing – a significant expansion from our existing retail, institutions, and commercial office sectors.”

The new agreements, he said, also stem from the unique position, held by SIMPPLE Australia Pty Ltd and its ANZ partners, of being that region’s only supplier of end-to-end facilities management solutions able to integrate software, robotics, ESG auditing and reporting, IoT sensors and other diverse data collection technologies into a single platform.

This platform, he added, is built modular to accommodate small businesses, yet can be scaled up and/or down to meet the variable requirements of large enterprise-wide organizations.

“Going forward,” said the CEO, “we believe the ANZ region offers SIMPPLE major growth potential. I am confident that our Australia Pty Ltd team is expertly positioned to drive this growth by providing targeted best of breed solutions to facility owners, operators, and service providers in this market.”

Mr. Schroeder underscored the Company’s potential in the ANZ market by referencing SIMPPLE Australia Pty Ltd’s announcement, on September 12, that its new range of A.I. spot cleaning robots had received the Excellence Award (Innovation) for Large Equipment at the International Sanitary Supply Association (ISSA) Cleaning & Hygiene Expo in Sydney.

According to recent data from Expert Market Research, the Australia facility management market was valued at $37.37 billion in 2023 and is projected to grow at a CAGR of 4.5% to reach a value of $56.93 billion by 2032. This growth, said the study, is expected to be driven by rising numbers of infrastructure development projects, increased focus on sustainability and cost optimization, and the growing need for outsourcing of technology integration services within facilities.

A Mordor Intelligence report projected that the facilities management markets in Australia and New Zealand are expected to grow at a CAGR of 8.1% and 2.5%, respectively, from 2024 through 2029. Growth in Australia, said Mordor, is expected to be fuelled by multiple industries adopting integrated FM services models that can meet all core customer needs on a large scale, and by those FM models incorporating newer technologies allowing for intelligent buildings and work environments. Future New Zealand FM sector growth, said the report, will be spurred by increasing end-user awareness of the need for energy conservation and developed building infrastructure.

“The possibilities for SIMPPLE in ANZ are plentiful,” concluded Mr. Schroeder. “We look forward to announcing further progress for this region in the near future.”

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com